Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Public Storage for the registration of common shares of beneficial interest, preferred shares of beneficial interest, equity shares of beneficial interest, depositary shares, warrants, debt securities, and units and to the incorporation by reference therein of our reports dated February 27, 2019, with respect to the consolidated financial statements and schedule of Public Storage, and the effectiveness of internal control over financial reporting of Public Storage, included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

May 10, 2019